DNP Select Income Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

August 10, 2012

VIA EDGAR

Edward P. Bartz

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	DNP Select Income Fund Inc.

Registration Statement on Form N-2 (File Nos. 333-180183 and 811-04915)

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, DNP Select Income Fund Inc. (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on August 14, 2012, or as soon thereafter as practicable. The Fund acknowledges, with respect to the above-captioned Registration Statement, that:

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should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

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the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Lawrence R. Hamilton, Mayer Brown LLP, at (312) 701-7055 or LHamilton@mayerbrown.com.

Very truly yours,

DNP SELECT INCOME FUND INC.

By:         /s/ Nathan I. Partain

Name:    Nathan I. Partain

Title:      President and Chief Executive Officer